November 14, 2024

Chris Lowthert
Chief Financial Officer
Starwood Real Estate Income Trust, Inc.
2340 Collins Avenue
Miami Beach, Florida 33139

       Re: Starwood Real Estate Income Trust, Inc.
           Form 10-K for the year ended December 31, 2023
           File No. 000-56046
Dear Chris Lowthert:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction